PROSPECTUS SUPPLEMENT NO. 13 (to prospectus dated May 14, 2021)	Filed pursuant to Rule 424(b)(3) Registration No. 333-255842

AST SPACEMOBILE, INC.

28,750,000 SHARES OF CLASS A COMMON STOCK

6,100,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

17,600,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 14, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 28,750,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation, and (b) 6,100,000 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “private placement warrants”) and (ii) the issuance by us of up to 17,600,000 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 29, 2022 (the “Current Report”). Accordingly, we have attached the relevant portions of the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “ASTS.” On April 29, 2022, the closing sale price per share of our Class A Common Stock was $7.53. Our public warrants are listed on The Nasdaq Capital Market under the symbol “ASTSW.” On April 29, 2022, the closing sale price per warrant of our public warrants was $2.46.

Investing in shares of our Class A Common Stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 25, 2022

AST SpaceMobile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39040	84-2027232
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Midland Intl. Air & Space Port 2901 Enterprise Lane Midland, Texas	79706
(Address of principal executive offices)	(Zip Code)

(432) 276-3966

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTS	The Nasdaq Stock Market LLC
Warrants exercisable for one share of Class A common stock at an exercise price of $11.50	ASTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 29, 2022, AST SpaceMobile, Inc. (the “Company”) announced that its Board of Directors will appoint Sean Wallace as Executive Vice President and Chief Financial Officer of the Company, replacing Thomas Severson, effective May 10, 2022 (the “Effective Date”). On April 28, 2022, Mr. Severson retired from the role of Chief Financial Officer, Chief Operating Officer, and director of the Company. There were no disagreements with the Company on any matters relating to the Company’s operations, policies or practices. In connection with his retirement, the Company extended the right to exercise the vested portion of the options to purchase incentive equity units under the AST & Science, LLC 2019 Equity Incentive Plan held by Mr. Severson until April 28, 2023.

Mr. Wallace, 60, is an experienced business leader with over 35 years of finance, banking and management experience. Prior to this appointment, Mr. Wallace served since May 2020 as the Chief Financial Officer and Treasurer of Cogent Communications, Inc., a publicly traded company that is one of the world’s largest commercial internet service providers. Prior to joining Cogent, Mr. Wallace was an investor and operator of industrial real estate projects from 2015 to 2020. He has also held senior management and banking positions at Standard Chartered where he was the Global Head of their origination and coverage business and at JP Morgan where he was their Co-Head of Investment Banking, Asia Pacific and the leader of their North American Telecom Banking operations. Mr. Wallace’s experience as a banker has provided him with expertise in a broad set of financing products including debt, equity and project finance executed primarily for telecommunications companies. Mr. Wallace received an AB from Harvard College and an MBA from Harvard Business School.

Other than with respect to the compensation matters described herein, there are no arrangements or understandings between Mr. Wallace and any other persons pursuant to which Mr. Wallace was appointed as the Company’s Executive Vice President & Chief Financial Officer. There also are no family relationships between Mr. Wallace and any director or executive officer of the Company and Mr. Wallace has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Wallace’s Employment Agreement

The Company entered into an employment agreement by and among the Company, AST & Science, LLC, a subsidiary of the Company, and Mr. Wallace relating to Mr. Wallace’s service as Executive Vice President and Chief Financial Officer (the “Employment Agreement”).

Pursuant to the Employment Agreement, Mr. Wallace will receive an annual base salary of $250,000 and is eligible to participate in the Company’s customary health, welfare and fringe benefit plans.

Following his start date, Mr. Wallace will be granted restricted stock units (the “Equity Award”), 400,000 of which will vest 25% on each anniversary of his start date and 300,000 of which will vest based on the attainment of two specified capital raising performance targets (the “Performance-Based Portion of the Equity Award”), in all cases subject to Mr. Wallace’s continued service with the Company through the applicable vesting date. Half of each portion of the Performance-Based Portion of the Equity Award will vest upon the attainment of the specified performance targets and the remaining half of each such Performance-Based Portion will vest on the first anniversaries of the attainment of the specified performance targets.

In the event of a Qualifying Termination (as defined in the Employment Agreement), and subject to a release of claims, Mr. Wallace is entitled to (i) a severance payment equal to 75% of his base salary, (ii) continued coverage for up to nine months under the Company’s group health plans at the same levels and the same cost to Mr. Wallace as would have applied if his employment had not terminated and (iii) acceleration of any unvested portion of the time-based vesting restricted stock units equal to (A) in the event a Qualifying Termination occurs on or prior to the one-year anniversary of his start date, 100,000 restricted stock units, and (B) in the event a Qualifying Termination occurs after the one-year anniversary of the start date, (x) (1) the number of days during the period commencing on the last vesting date prior to the date of termination and ending on the nine-month anniversary of the date of termination, (2) divided by 365, and multiplied by (y) 100,000. In addition, any portion of the Performance-Based Portion of the Equity Award as to which the specified performance target has been satisfied as of, or within 120 days following, the date of termination, will vest on the later of the effective date of the release or the attainment of the applicable performance target within such 120 day period. For purposes of the Equity Award, the termination of Mr. Wallace’s employment due to death or Disability (as defined in the Employment Agreement) will be treated as a Qualifying Termination.

Mr. Wallace also entered into the Company’s form Nondisclosure, Confidentiality, Assignment and Noncompetition Agreement containing certain restrictive covenants, including non-compete and non-solicitation restrictions for a period of one year following a termination or cessation of employment for any reason.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Employment Agreement, dated as of April 25, 2022, by and between AST SpaceMobile, Inc., AST & Science, LLC and Sean Wallace
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 29, 2022

AST SPACEMOBILE, INC.

By:	/s/ Shanti Gupta
Name:	Shanti Gupta
Title:	Chief Accounting Officer

Exhibit10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), dated as of April 25, 2022 (the “Effective Date”), is entered into by and between AST SpaceMobile, Inc., a Delaware corporation (the “Managing Member”), AST & Science, LLC, a Delaware limited liability company (the “Operating Company”) and Sean Wallace (the “Executive”). Certain capitalized terms used in this Agreement are defined in Section 11 below.

RECITALS

A.	The Managing Member and the Operating Company (collectively, the “Company”) desire to employ the Executive as EVP Chief Financial Officer of the Managing Member and Operating Company, and to enter into an agreement embodying the terms of such employment; and

B.	The Executive desires to accept such employment, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. Employment Period. Subject to the provisions for earlier termination hereinafter provided, the Executive’s employment hereunder shall be for a term (the “Employment Period”) commencing as soon as practicable following April 30, 2022, taking into consideration the Executive’s orderly departure from his current employer, but in no event later than May 13, 2022 (the actual commencement date, the “Start Date”), and ending on the fourth (4th) anniversary of the Start Date (the “Initial Termination Date”). If not previously terminated in accordance with this Agreement, the Employment Period shall automatically be extended for one additional year immediately following the Initial Termination Date and on each subsequent anniversary of the Initial Termination Date thereafter (each such extension, a “Renewal Term”), unless either the Executive or the Company elects not to so extend the Employment Period by notifying the other party, in writing, of such election (a “Non-Renewal”) not less than sixty (60) days prior to the last day of the Employment Period as then in effect. Notwithstanding anything to the contrary in the foregoing, the Executive’s employment hereunder is terminable at will by the Company or by the Executive at any time (for any reason or for no reason), subject to the provisions of Section 4 hereof.

2. Terms of Employment.

(a) Position and Duties.

(i) During the Employment Period, the Executive shall serve as EVP Chief Financial Officer of the Managing Member and Operating Company, and shall perform such employment duties as are usual and customary for such positions. The Executive shall report solely and directly to the Chairman and Chief Executive Officer of the Company (currently Abel Avellan). At the Company’s request, the Executive shall serve the Company and/or its subsidiaries and affiliates in other capacities in addition to the foregoing, consistent with the Executive’s position as EVP Chief Financial Officer of the Managing Member and Operating Company. In the event that the Executive serves in any one or more of such additional capacities, the Executive shall not be entitled to additional compensation beyond that specified in Section 2(b) hereof unless approved by the Board or the Compensation Committee of the Board (the “Compensation Committee”). In addition, in the event the Executive’s service in one or more of such additional capacities is terminated, the Executive’s compensation, as specified in Section 2(b) hereof, shall not be diminished or reduced in any manner as a result of such termination provided that the Executive otherwise remains employed under the terms of this Agreement.

[CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT BOTH (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED]

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(ii) During the Employment Period, and excluding any periods of leave to which the Executive may be entitled (or physical or mental infirmity), the Executive agrees to devote substantially all of his business time and attention to the business and affairs of the Company. Notwithstanding the foregoing, during the Employment Period, it shall not be a violation of this Agreement for the Executive to: (A) serve on boards, committees or similar bodies of charitable or nonprofit organizations, (B) fulfill limited teaching, speaking and writing engagements, and (C) manage his personal passive investments, in each case, so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of the Executive’s duties and responsibilities under this Agreement; provided, that with respect to the activities in subclause (B), the Executive receives prior written approval from the Board of Directors of the Managing Member (the “Board”) which approval shall not be unreasonably withheld. The Executive may serve on boards, committees or similar bodies of for- profit organizations with the prior written approval of the Board.

(iii) The Executive shall perform the services required by this Agreement at the Company’s principal offices located in Miami, Florida (the “Principal Location”). From time to time, the Executive will also be required to travel to other locations as may be necessary to fulfill the Executive’s duties and responsibilities hereunder.

(b) Compensation, Benefits, Etc.

(i) Base Salary. During the Employment Period, the Company shall pay to the Executive a base salary of no less than $250,000 per annum (the “Base Salary”). The Base Salary shall be reviewed annually by the Compensation Committee and may be increased from time to time by the Compensation Committee in its sole discretion. The Base Salary shall be paid in accordance with the Company’s normal payroll practices for executive salaries generally, but no less often than monthly and shall be pro-rated for partial years of employment. The Base Salary shall not be reduced from the initial Base Salary or after any increase in accordance herewith and the term “Base Salary” as utilized in this Agreement shall refer to the Base Salary as so increased.

(ii) Benefits. During the Employment Period, the Executive (and the Executive’s spouse and/or eligible dependents to the extent provided in the applicable plans and programs) shall be eligible to participate in and be covered under the health and welfare benefit plans and programs maintained by the Company for the benefit of its employees from time to time, pursuant to the terms of such plans and programs including any medical, life, hospitalization, dental, disability, accidental death and dismemberment and travel accident insurance plans and programs on the same terms and conditions as those applicable to similarly situated senior executives. In addition, during the Employment Period, the Executive shall be eligible to participate in any retirement, savings and other employee benefit plans and programs maintained from time to time by the Company for the benefit of its senior executive officers. Nothing contained in this Section 2(b)(ii) or otherwise shall create or be deemed to create any obligation on the part of the Company to adopt or maintain any health, welfare, retirement or other benefit plan or program at any time or to create any limitation on the Company’s ability to modify or terminate any such plan or program; provided, that, the Executive shall be treated no less favorably than other similarly situated senior executives in connection with any such modification or termination. The Company shall provide the Executive with indemnification (and advancement of expenses) to the fullest extent permitted by applicable law and directors’ and officers’ liability insurance coverage in each case no less favorable than provided to other senior executives of the Company, including for services required for any subsidiary or affiliate.

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(iii) Equity Award. The Compensation Committee will grant the Executive an award of 700,000 restricted stock units (the “RSUs”, and such award, the “Equity Award”) upon or within thirty days after the Start Date, subject to the Executive’s continued service with the Company through the grant date. The RSUs subject to the Equity Award shall vest as follows: (A) 400,000 of the RSUs conferred under the Equity Award (the “Time-Based Portion”) will be subject to time-based vesting, with twenty-five percent (25%) of the RSUs vesting on each anniversary of the Start Date and (B) 300,000 RSUs underlying the Equity Award (the “Performance-Based Portion”) will vest based on the vesting schedule set forth on Exhibit A attached hereto. The additional terms and conditions of the Equity Award will be determined by the Compensation Committee and set forth in a separate award agreement (the “Equity Award Agreement”) in a form prescribed by the Company (which terms and conditions shall be no less favorable than the terms of equity awards provided to other senior executives generally), and the Equity Award will be governed in all respects by the terms and conditions of the AST SpaceMobile, Inc. 2020 Incentive Award Plan and the applicable award agreement.

(iv) Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by the Executive in accordance with the policies, practices and procedures of the Company provided to senior executives of the Company. The Company shall reimburse (i) up to $5,000, payable monthly, for temporary housing in the Miami, Florida area until the earlier of (x) the time that the Executive obtains permanent housing in the Miami, Florida area and (y) the six-month anniversary of the Start Date, and (ii) up to $75,000 of additional direct out-of-pocket costs relating to the Executive’s relocation to the Miami, Florida area (regardless of whether such costs are incurred prior to or following the Start Date), to be reimbursed in accordance with the limitations set forth in Section 12(d)(iii) below (collectively, the “Relocation Reimbursement”) with such reimbursable costs to be incurred, in each case, within the six months following the Start Date. In the event the Executive’s employment is terminated by the Company for Cause or the Executive resigns (other than with Good Reason), in each case, on or prior to the first anniversary of the Start Date, the Executive shall repay to the Company the Relocation Reimbursement. For the avoidance of doubt, no repayment obligation shall exist (and all unpaid amounts of the Relocation Reimbursement, for which Executive has submitted an expense report with receipts and other documentation, shall be paid to the Executive (or his estate, if applicable)), in the event of the termination of the Executive’s employment by the Company without Cause, by reason of the Executive’s death or Disability, or by the Executive with Good Reason. The Executive acknowledges and agrees that, to the extent the Relocation Reimbursement remains subject to the repayment obligation contained in this Section 2(b)(iv), the Relocation Reimbursement shall be deemed to remain unearned by the Executive. In the ordinary course and in accordance with applicable Company policy, the Executive will submit an expense report with receipts and other documentation supporting the Executive’s relocation to Miami, Florida. The Company shall reimburse the reasonable legal fees incurred by the Executive in connection with the negotiation and execution of this Agreement and all ancillary agreements, up to a limit of $15,000.

(v) Fringe Benefits. During the Employment Period, the Executive shall be eligible to receive such fringe benefits and perquisites as are provided by the Company to its senior executives from time to time, in accordance with the policies, practices and procedures of the Company, and shall receive such additional fringe benefits and perquisites as the Company may, in its discretion, from time-to-time provide.

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(vi) Vacation. During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of the Company applicable to its senior executive officers.

3. Termination of Employment.

(a) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment Period. Either the Company or the Executive may terminate the Executive’s employment in the event of the Executive’s Disability during the Employment Period.

(b) Termination by the Company. The Company may terminate the Executive’s employment during the Employment Period for Cause or without Cause by delivery of a Notice of Termination given in accordance with Section 12(b) at least thirty (30) days’ prior to such termination. At its discretion, the Company may elect to pay the Executive in lieu of part or all of any notice period.

(c) Termination by the Executive. The Executive’s employment may be terminated by the Executive for any or no reason by delivery of a Notice of Termination given in accordance with Section 12(b) at least thirty (30) days’ prior to such resignation. Notwithstanding the foregoing, the Company may in its discretion waive all or any portion of such resignation notice period without pay in lieu thereof.

(d) Notice of Termination. Any termination of employment (other than due to the Executive’s death), shall be communicated by a Notice of Termination to the other parties hereto given in accordance with Section 12(b) hereof. The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Company’s rights hereunder.

(e) Termination of Offices and Directorships; Return of Property. Upon termination of the Executive’s employment for any reason, unless otherwise specified in a written agreement between the Executive and the Company, the Executive shall be deemed to have resigned from all offices, directorships, and other employment positions if any, then held with the Company, and shall take all actions reasonably requested by the Company to effectuate the foregoing. In addition, upon the termination of the Executive’s employment for any reason, the Executive agrees to return to the Company all documents of the Company and its affiliates (and all copies thereof) and all other Company or Company affiliate property that the Executive has in his possession, custody or control. Such Company property, if applicable, includes, without limitation: (i) any materials of any kind that the Executive knows contain or embody any proprietary or confidential information of the Company or an affiliate of the Company (and all reproductions thereof), (ii) computers (including, but not limited to, laptop computers, desktop computers and similar devices) and other portable electronic devices (including, but not limited to, tablet computers), cellular phones/smartphones, credit cards, phone cards, entry cards, identification badges and keys, and (iii) any correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents concerning the customers, business plans, marketing strategies, products and/or processes of the Company or any of its affiliates and any information received from the Company or any of its affiliates regarding third parties. Notwithstanding the foregoing, the Executive shall be permitted to retain Executive’s contacts, calendars and personal correspondence and copies of Executive’s own personnel, payroll and benefit documents (provided that such documents do not contain any proprietary or confidential information of the Company or an affiliate of the Company and that the Company has the prior opportunity to review, redact and/or retain any such documents containing such confidential information).

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(f) Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against amounts or benefits due to Executive under this Agreement or otherwise on account of any claim (other than any preexisting debts then due in accordance with their terms) the Company may have against Executive or any remuneration or other benefit earned or received by Executive after such termination.

4. Obligations of the Company upon Termination.

(a) Accrued Obligations. In the event that the Executive’s employment under this Agreement terminates during or upon expiration of the Employment Period for any reason, the Company will pay or provide to the Executive: (i) any earned but unpaid Base Salary, (ii) reimbursement of any business expenses incurred by the Executive prior to the Date of Termination that are reimbursable in accordance with Section 2(b)(iv) hereof, to the extent timely substantiated by the Executive, (iii) any accrued vacation amounts, (iv) earned but unpaid annual bonus amounts for the prior fiscal year and (v) any vested amounts due to the Executive under any plan, program or policy of the Company (together, the “Accrued Obligations”). The Accrued Obligations described in clauses (i) – (iv) of the preceding sentence shall be paid within 30 days after the Date of Termination (or such earlier date as may be required by applicable law) and the Accrued Obligations described in clause (v) of the preceding sentence shall be paid in accordance with the terms of the governing plan or program.

(b) Qualifying Termination. Subject to Sections 4(c), 4(e) and 12(d), and the Executive’s continued compliance in all material respects with the provisions of Section 7 hereof (provided, the Company provides the Executive with written notice of any failure to comply and not less than thirty (30) days to cure, if curable), if the Executive’s employment with the Company is terminated during the Employment Period due to a Qualifying Termination, then in addition to the Accrued Obligations:

(i) Cash Severance. The Company shall pay the Executive an amount equal to 0.75 multiplied by the Base Salary (the “Severance”). The Severance shall be paid in substantially equal installments in accordance with the Company’s normal payroll practices following the Date of Termination, but shall commence on the first payroll date following the effective date of the Release (as defined below) (the “Release Effective Date”), and amounts otherwise payable prior to such first payroll date shall be paid on such date without interest thereon.

(ii) COBRA. Subject to the Executive’s valid election to continue healthcare coverage under Section 4980B of the Code, the Company shall continue to provide, during the COBRA Period (as defined below), the Executive and the Executive’s eligible dependents with coverage under its group health plans at the same levels and the same cost to the Executive as would have applied if the Executive’s employment had not been terminated based on the Executive’s elections in effect on the Date of Termination; provided, however, that if the Company is unable to continue to cover the Executive (or the Executive’s dependents) under its group health plans without incurring penalties (including without limitation, pursuant to Section 2716 of the Public Health Service Act or the Patient Protection and Affordable Care Act) or causing the Executive to incur penalties or other unfavorable tax consequences, then, in either case, an amount equal to each remaining Company subsidy shall thereafter be paid to the Executive in substantially equal monthly installments over the continuation coverage period (or the remaining portion thereof). For purposes of this Agreement, “COBRA Period” shall mean the period beginning on the Date of Termination and ending on the nine (9)-month anniversary thereof, and in all events, if the Executive becomes eligible to participate in the “group health plan” of any subsequent employer, then the COBRA Period shall instead terminate at the end of the calendar month in which such eligibility begins (and the Executive agrees to give the Company prompt written notice of such eligibility).

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(iii) Time-Based Equity Acceleration. To the extent the Time-Based Portion of the Equity Award, or any portion thereof, remains unvested as of the Date of Termination, such Time-Based Portion shall accelerate and vest upon the Release Effective Date with respect to a number of RSUs comprising the Time-Based Portion equal to (A), in the event a Qualifying Termination occurs on or prior to the one-year anniversary of the Start Date, 100,000 RSUs, and (B) in the event a Qualifying Termination occurs after the one-year anniversary of the Start Date, (x) (1) the number of days during the period commencing on the last vesting date prior to the Date of Termination (or the grant date if there is no prior vesting date) and ending on the nine (9)-month anniversary of the Date of Termination, (2) divided by 365, and multiplied by (y) 100,000 (rounded up to the nearest whole number) (and any such RSUs shall remain outstanding and eligible to vest upon the Release Effective Date following the Date of Termination and shall lapse if the Release is not timely executed or is revoked).

(iv) Performance-Based Equity Vesting Period Extension. Notwithstanding anything to the contrary, (A) any portion of the Initial Performance-Based Portion (as defined in Exhibit A) of the Equity Award as to which the Initial Performance Target (as defined in Exhibit A) has been satisfied as of the Date of Termination, or as to which the Initial Performance Target is satisfied within 120 days of the Date of Termination, and (B) any portion of the Second Performance-Based Portion (as defined in Exhibit A) of the Equity Award as to which the Second Performance Target (as defined in Exhibit A) has been satisfied as of the Date of Termination, or as to which the Second Performance Target is satisfied within 120 days of the Date of Termination, shall, in the case of each of the preceding clauses (A) and (B), vest on (x) the Release Effective Date, if the applicable performance target is attained on or prior to Release Effective Date, or (y) the date of the attainment of the applicable performance target, if such date occurs after the Release Effective Date and on or prior to the 120th day following the Date of Termination (and any such RSUs shall remain outstanding and eligible to vest upon the later such date and shall lapse if the Release is not timely executed or is revoked and/or the applicable performance target is not attained on or prior to the 120th day following the Date of Termination).

(c) Release. Notwithstanding the foregoing, it shall be a condition to the Executive’s right to receive the amounts provided for in Section 4(b) and 4(d) hereof that the Executive, or the Executive’s estate or beneficiaries, as applicable, execute and deliver to the Company an effective release of claims in a form consistent with that used generally by the Company in connection with the termination of similarly situated senior executives of the Company (the “Release”) within 21 days (or, for the Executive’s estate or beneficiaries or to the extent required by law, 45 days) following the Date of Termination and that the Executive, or the Executive’s estate or beneficiaries, as applicable, not revoke such Release during any applicable revocation period. For the avoidance of doubt, all equity awards eligible for accelerated vesting pursuant to Section 4(b) and 4(d) hereof shall remain outstanding and eligible to vest following the Date of Termination and shall actually vest and become exercisable (if applicable) and non-forfeitable upon the effectiveness of the Release.

(d) Other Terminations. If the Executive’s employment is terminated for any reason not described in Section 4(b) hereof, the Company will pay the Executive only the Accrued Obligations; provided, that, upon the termination of the Executive’s employment as a result of death or Disability, the Equity Award shall be treated as set forth in Sections 4(b)(iii) and (iv) as if such termination of employment was a Qualifying Termination.

(e) Six-Month Delay. Notwithstanding anything to the contrary in this Agreement, no compensation or benefits, including without limitation any severance payments or benefits payable under this Section 4, shall be paid to the Executive during the six-month period following the Executive’s Separation from Service if the Company determines in good faith that paying such amounts at the time or times indicated in this Agreement would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day of the seventh month following the date of Separation from Service (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of the Executive’s death), the Company shall pay the Executive a lump- sum amount equal to the cumulative amount that would have otherwise been payable to the Executive during such period.

(f) Exclusive Benefits. Except as expressly provided in this Section 4 and subject to Section 5 hereof, the Executive shall not be entitled to any additional payments or benefits upon or in connection with the Executive’s termination of employment.

5. Non-Exclusivity of Rights. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program or any contract or agreement with the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

6. Excess Parachute Payments; Limitation on Payments.

(a) Best Pay Cap. Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the payments and benefits under Section 4 hereof, being hereinafter referred to as the “Total Payments”) would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash severance payments under this Agreement shall first be reduced, and the noncash severance payments hereunder shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

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(b) Certain Exclusions. For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting firm (the “Independent Advisors”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. The Company shall pay all costs incurred by the Independent Advisors.

7. Restrictive Covenants.

(a) The Executive hereby acknowledges that the Executive has previously entered, or, concurrently with the execution of this Agreement, will enter, into an agreement with the Company, effective as of the Start Date, containing confidentiality, intellectual property assignment and other protective covenants (the “Confidentiality Agreement”), that the Executive remains bound by the terms and conditions of the Confidentiality Agreement, and that such agreement shall be additional to, and not in limitation of, the covenants contained in this Section 7.

(b) Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, nothing contained in this Agreement shall prohibit either party (or either party’s attorney(s)) from (i) filing a charge with, reporting possible violations of federal law or regulation to, participating in any investigation by, or cooperating with the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the U.S. Commodity Futures Trading Commission, the U.S. Department of Justice or any other securities regulatory agency, self- regulatory authority or federal, state or local regulatory authority (collectively, “Government Agencies”), or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation, (ii) communicating directly with, cooperating with, or providing information (including trade secrets) in confidence to any Government Agencies for the purpose of reporting or investigating a suspected violation of law, or from providing such information to such party’s attorney(s) or in a sealed complaint or other document filed in a lawsuit or other governmental proceeding, and/or (iii) receiving an award for information provided to any Government Agency. Pursuant to 18 USC Section 1833(b), the Executive will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (y) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, nothing in this Agreement is intended to or shall preclude either party from providing truthful testimony in response to a valid subpoena, court order, regulatory request or other judicial, administrative or legal process or otherwise as required by law or from providing truthful testimony in connection with any legal process between the Executive and the Company or any of its affiliates. If the Executive is required to provide testimony, then unless otherwise directed or requested by a Government Agency or law enforcement or precluded by applicable law, the Executive shall notify the Company as soon as reasonably practicable after receiving any such request of the anticipated testimony.

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8. Executive Representations. The Executive hereby represents and warrants to the Company that (a) the Executive is entering into this Agreement voluntarily and that the performance of the Executive’s obligations hereunder will not violate any agreement between the Executive and any other person, firm, organization or other entity, and (b) the Executive is not bound by the terms of any agreement with any previous employer or other party to refrain from competing, directly or indirectly, with the business of such previous employer or other party that would be violated by the Executive’s entering into this Agreement and/or providing services to the Company pursuant to the terms of this Agreement.

9. Successors. This Agreement is personal to the Executive and, without the prior written consent of the Company, shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

10. Payment of Financial Obligations. The payment or provision to the Executive by the Company of any remuneration, benefits or other financial obligations pursuant to this Agreement shall be allocated among the Operating Company, the Managing Member and any subsidiary or affiliate thereof in such manner as such entities determine in order to reflect the services provided by the Executive to such entities.

11. Certain Definitions.

(a) “Cause” means the occurrence of any one or more of the following events:

(i) the Executive’s willful failure to substantially perform his duties with the Company (other than any such willful failure resulting from the Executive’s incapacity due to physical or mental illness), including the Executive’s willful failure to follow any lawful directive from the Chief Executive Officer (“CEO”) within the reasonable scope of the Executive’s duties and the Executive’s willful failure to correct the same (if capable of correction, as determined by the CEO), within 30 days after a written notice is delivered to the Executive, which demand specifically identifies the manner in which the CEO believes that the Executive has not performed his duties;

(ii) the Executive’s conviction of, indictment for or entry of a plea of guilty or nolo contendere to a felony crime (excluding vehicular crimes that do not result in substantial bodily injury or death and crimes resulting from vicarious liability that is not due to the Executive’s actions) or a crime of moral turpitude which results in material harm to the Company;

(iii) the Executive’s material breach of any material obligation under this Agreement, the Confidentiality Agreement or any other written agreement with the Company or its affiliates or under any applicable policy of the Company or its affiliates (including any code of conduct or harassment policies), and the Executive’s failure to correct the same (if capable of correction, as determined by the CEO), within 30 days after a written notice is delivered to the Executive, which demand specifically identifies the manner in which the CEO believes that the Executive has materially breached such agreement;

(iv) any act of fraud, embezzlement, theft or material misappropriation from the Company or its affiliates by the Executive;

(v) the Executive’s willful misconduct or gross negligence with respect to any material aspect of the Company’s business or a material breach by the Executive of his fiduciary duty to the Company or its affiliates, which willful misconduct, gross negligence or material breach has a material and demonstrable adverse effect on the Company or its affiliates; or

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(vi) the Executive’s commission of an act of material dishonesty resulting in material reputational, economic or financial injury to the Company or its affiliates.

Willful poor performance shall in and of itself constitute Cause. No action or inaction shall be treated as willful unless done or not done in bad faith and without Executive’s reasonable belief it was in the best interests of the Company and its subsidiaries and affiliates. Cause shall not occur as a result of actions or inactions based upon directions from the Board or advice of counsel to the Company. Executive shall not be terminated for Cause absent a resolution by the Board.

(b) “Code” means the Internal Revenue Code of 1986, as amended and the regulations thereunder.

(c) “Date of Termination” means the date on which the Executive’s employment with the Company terminates.

(d) “Disability” means that the Executive has become entitled to receive benefits under an applicable Company long-term disability plan or, if no such plan covers the Executive, the Executive’s inability due to physical or mental incapacity, to substantially perform Executive’s duties and responsibilities hereunder for one hundred eighty (180) consecutive days.

(e) “Good Reason” means the occurrence of any one or more of the following events without the Executive’s prior written consent, unless the Company fully corrects the circumstances constituting Good Reason (provided such circumstances are capable of correction) as provided below:

(i) a material diminution in the Executive’s Base Salary;

(ii) a material diminution in the Executive’s position, authority, duties or responsibilities, including the Executive not holding the title of EVP Chief Financial Officer of the Managing Member and Operating Company or a material change in the Executive’s reporting relationship such that the Executive no longer reports to the CEO of the Company (for clarity, if in connection with any merger, stock sale, asset sale or other business combination, the Company becomes a subsidiary or division of any other entity or organization and the Executive retains substantially the same position with the Company following such transaction, the Executive shall not have Good Reason by virtue of any changes to his authority, duties or responsibilities that result solely from the Company becoming part of a larger organization, including as a result of the Company no longer being required to file periodic reports under applicable securities laws and/or no longer having shares listed on one or more national securities exchanges or quoted on NASDAQ or a successor quotation system (as applicable));

(iii) a change in the geographic location of the Principal Location that increases the Executive’s one-way commute by more than 30 miles; or

(iv) the Company’s failure to grant the Equity Award materially in accordance with the terms of this Agreement or a material breach by the Company of the Equity Award.

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Notwithstanding the foregoing, the Executive will not be deemed to have resigned for Good Reason unless (1) the Executive provides the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by the Executive to constitute Good Reason within 60 days after the date of the occurrence of any event that the Executive knows or should reasonably have known to constitute Good Reason, (2) the Company fails to cure such acts or omissions within 30 days following its receipt of such notice, and (3) the effective date of the Executive’s termination for Good Reason occurs no later than 60 days after the expiration of the Company’s cure period.

(f) “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice).

(g) “Qualifying Termination” means a termination of the Executive’s employment (i) by the Company without Cause (other than by reason of the Executive’s death or Disability), (ii) by the Executive with Good Reason or (iii) by reason of a Non-Renewal of the Employment Period by the Company if at the time of such Non-Renewal, Executive is willing and able to continue performing services on the terms and conditions set forth herein during the Renewal Term.

(h) “Section 409A” means Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(i) “Separation from Service” means a “separation from service” (within the meaning of Section 409A).

12. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive: at the Executive’s most recent address on the records of the Company.

If to the Managing Member or the Operating Company:

AST & Science, LLC 2901 Enterprise Lane

Midland, Texas 79706

Attn: Tom Severson, Chief Operating Officer

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

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(c) Sarbanes-Oxley Act of 2002. Notwithstanding anything herein to the contrary, if the Company determines, in its good faith judgment, that any transfer or deemed transfer of funds hereunder is likely to be construed as a personal loan prohibited by Section 13(k) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), then such transfer or deemed transfer shall not be made to the extent necessary or appropriate so as not to violate the Exchange Act and the rules and regulations promulgated thereunder.

(d) Section 409A of the Code.

(i) To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A. Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may be subject to Section 409A, the Company shall work in good faith with the Executive to adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, including without limitation, actions intended to (i) exempt the compensation and benefits payable under this Agreement from Section 409A, and/or (ii) comply with the requirements of Section 409A; provided, however, that this Section 12(d) shall not create an obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action, nor shall the Company have any liability for failing to do so.

(ii) Any right to a series of installment payments pursuant to this Agreement is to be treated as a right to a series of separate payments. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be deemed “nonqualified deferred compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Section 409A. Any payments subject to Section 409A that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A. All payments of nonqualified deferred compensation subject to Section 409A to be made upon a termination of employment under this Agreement may only be made upon the Executive’s Separation from Service.

(iii) To the extent that any payments or reimbursements provided to the Executive under this Agreement are deemed to constitute compensation to the Executive to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Executive’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

(e) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f) Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

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(g) No Waiver. The Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(h) Entire Agreement. As of the Effective Date, this Agreement (including the Confidentiality Agreement and the Equity Award Agreement), constitutes the final, complete and exclusive agreement between the Executive and the Company with respect to the subject matter hereof and replaces and supersedes any and all other agreements, offers or promises, whether oral or written, by any member of the Company and its subsidiaries or affiliates, or representative thereof (including any employment offer letter between the Company and the Executive). Notwithstanding anything herein to the contrary, this Agreement and the obligations and commitments hereunder shall neither commence nor be of any force or effect prior to the Effective Date.

(i) Arbitration.

(i) Any controversy or dispute that establishes a legal or equitable cause of action (“Arbitration Claim”) between any two or more Persons Subject to Arbitration (as defined below), including any controversy or dispute, whether based on contract, common law, or federal, state or local statute or regulation, arising out of, or relating to the Executive’s service or the termination thereof, shall be submitted to final and binding arbitration as the sole and exclusive remedy for such controversy or dispute in accordance with the rules of JAMS pursuant to its Employment Arbitration Rules and Procedures, which are available at http://www.jamsadr.com/rules-employment-arbitration/, and the Company will provide a copy upon the Executive’s request. Notwithstanding the foregoing, this Agreement shall not require any Person Subject to Arbitration to arbitrate pursuant to this Agreement any claims: (A) under a Company benefit plan subject to the Employee Retirement Income Security Act, as amended; or (B) as to which applicable law not preempted by the Federal Arbitration Act prohibits resolution by binding arbitration. Either party may seek provisional non-monetary remedies in a court of competent jurisdiction to the extent that such remedies are not available or not available in a timely fashion through arbitration. It is the parties’ intent that issues of arbitrability of any dispute shall be decided by the arbitrator.

(ii) “Persons Subject to Arbitration” means, individually and collectively, (A) the Executive, (B) any person in privity with or claiming through, on behalf of or in the right of the Executive, (C) the Company, (D) any past, present or future affiliate, employee, officer, director or agent of the Company, and/or (E) any person or entity alleged to be acting in concert with or to be jointly liable with any of the foregoing.

(iii) The arbitration shall take place before a single neutral arbitrator at the JAMS office in Miami, Florida, or such other location as determined by the arbitrator. Such arbitrator shall be provided through JAMS by mutual agreement of the parties to the arbitration; provided that, absent such agreement, the arbitrator shall be selected in accordance with the rules of JAMS then in effect. The arbitrator shall permit reasonable discovery. The award or decision of the arbitrator shall be rendered in writing; shall be final and binding on the parties; and may be enforced by judgment or order of a court of competent jurisdiction.

(iv) In the event of arbitration relating to this Agreement, each party shall be solely responsible for paying its own costs incurred in connection with such arbitration, including, but not limited to, its own attorneys’ fees and/or its own witnesses’ fees. The arbitrator may award fees and costs (including attorneys’ fees) to the prevailing party where authorized by applicable law.

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(v) THE EXECUTIVE AND THE COMPANY UNDERSTAND THAT BY AGREEING TO ARBITRATE ANY ARBITRATION CLAIM, THEY WILL NOT HAVE THE RIGHT TO HAVE ANY ARBITRATION CLAIM DECIDED BY A JURY OR A COURT, BUT SHALL INSTEAD HAVE ANY ARBITRATION CLAIM DECIDED THROUGH ARBITRATION.

(vi) THE EXECUTIVE AND THE COMPANY WAIVE ANY CONSTITUTIONAL OR OTHER RIGHT TO BRING CLAIMS COVERED BY THIS AGREEMENT OTHER THAN IN THEIR INDIVIDUAL CAPACITIES. EXCEPT AS MAY BE PROHIBITED BY LAW, THIS WAIVER INCLUDES THE ABILITY TO ASSERT CLAIMS AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING.

(vii) This Section 12(i) shall be interpreted to conform to any applicable law concerning the terms and enforcement of agreements to arbitrate service disputes. To the extent any terms or conditions of this Section 12(i) would preclude its enforcement, such terms shall be severed or interpreted in a manner to allow for the enforcement of this Section 12(i). To the extent applicable law imposes additional requirements to allow enforcement of this Section 12(i), this Agreement shall be interpreted to include such terms or conditions.

(j) Amendment; Survival. No amendment or other modification of this Agreement shall be effective unless made in writing and signed by the parties hereto. The respective rights and obligations of the parties under this Agreement shall survive the Executive’s termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations.

(k) Counterparts. This Agreement and any agreement referenced herein may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from the Board, each of the Managing Member and the Operating Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

AST SPACEMOBILE, INC.,
a Delaware corporation

By:	/s/ Tom Severson
Name:	Tom Severson
Title:	Chief Operating Officer

AST & SCIENCE, LLC,
a Delaware limited liability partnership

By:	/s/ Tom Severson
Name:	Tom Severson
Title:	Chief Operating Officer

“EXECUTIVE”
/s/ Sean Wallace
Sean Wallace

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Exhibit A

[REDACTED]